UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 1)

Healthcare Business Resources Inc.
(Name of Issuer)

Common Stock, par value of $0.001 per share

(Title of Class of Securities)

42240P 106
(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 42240P 106

1.	NAME OF REPORTING PERSON: Meraki Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Florida

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 101,129,968
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 101,129,968

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 101,129,968
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

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CUSIP No. 42240P 106

1.	NAME OF REPORTING PERSON: Joel Arberman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 101,129,968
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 101,129,968

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 101,129,968
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

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Item 1.	(a)	Name of Issuer:

Healthcare Business Resources Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1983 N Berra Blvd, Tooele, Utah 84074

Item 2.	(a)	Name of Persons Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):
i. Meraki Partners, LLC; and ii. Joel Arberman

This Statement relates to shares of common stock of Healthcare Business Resources Inc. directly beneficially owned by Meraki Partners, LLC (“Meraki”). Joel Arberman is the controlling person of Meraki. Accordingly, Joel Arberman may be deemed to indirectly beneficially own the Shares reported herein.

	(b)	Address of principal business office or, if none, residence:

The address of the principal business office of each of the Reporting Persons is 6162 Dusenburg Road, Delray Beach, Florida 33484

	(c)	Citizenship:

Meraki is a Florida limited liability company. Joel Arberman is a citizen of the United States

	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

	(e)	CUSIP Number:

42240P 106

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Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 101,129,968

(b) Percent of class: 9.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 101,129,968

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 101,129,968

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024
Date

Meraki Partners, LLC

By: /s/ Joel Arberman
Joel Arberman, Manager

/s/ Joel Arberman
Joel Arberman

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Exhibit A

Joint Filing Agreement

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JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of common stock of Healthcare Business Resources Inc. dated as of February 14, 2024 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 14, 2024
Date

Meraki Partners, LLC

By: /s/ Joel Arberman
Joel Arberman, Manager

/s/ Joel Arberman
Joel Arberman

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